

June 4, 2020

Dawn Dickson
Chief Executive Officer
Solutions Vending International, Inc.
1275 Kinnear Ave
Columbus, OH 43212

> **Re: Solutions Vending International, Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed May 22, 2020**
> **File No. 024-11184**

Dear Ms. Dickson:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 27, 2020 letter.

Amendment No. 1 to Form 1-A

General

1. You state that to be eligible for the bonus program, "an investor must have subscribed for StartEngine CF shares within the last 12 months prior to investing in this offering, and must continue to hold a minimum number of StartEngine CF shares." Please clarify the eligibility requirements of the bonus program and explain whether there is a minimum period of time investors are required to hold a certain number of StartEngine CF shares to qualify for bonus shares.

2.   You disclose that each investor is required to pay a cash commission to StartEngine Primary on sales of securities into states in which it is registered equal to the lesser of 2% of the amount invested and $300. Please provide an analysis regarding whether the investor-paid commission should be included: (i) in the aggregate offering price under Rule 251(a)(2) under the Securities Act and (ii) in the aggregate purchase price paid by an investor when calculating the maximum amount non-accredited investors may invest under Rule 251(d)(2)(i)(C) under the Securities Act.

        You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Jeffrey Marks